United States securities and exchange commission logo





                            March 1, 2023

       Andrew Paradise
       Chief Executive Officer and Chairman
       Skillz Inc.
       PO Box 445
       San Francisco, CA 94104

                                                        Re: Skillz Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2022
                                                            Filed November 7,
2022
                                                            File No. 001-39243

       Dear Andrew Paradise:

              We have reviewed your February 10, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our January 11,
       2023 letter.

       Form 10-K for the Year Ended December 31, 2021

       Consolidated Financial Statements
       Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page 64

   1. You state in your response to prior comment 3 that when Bonus Cash is lost by an end user, that is the point
at which you have paid or incurred the cost of the Bonus Cash.
                                                        Please clarify for us
whether end-user incentives are only recognized once. For example, if you newly issue
Bonus Cash under one of your End-user Incentive Programs and the end-user uses the Bonus
Cash to play a game and wins, tell us whether you recognize
                                                        sales and marketing
expense or a reduction of revenue for the player's use of the Bonus
                                                        Cash at that time. If
the player uses the Bonus Cash from the prior winnings to play more
 Andrew Paradise
FirstName
Skillz Inc. LastNameAndrew Paradise
Comapany
March       NameSkillz Inc.
        1, 2023
March2 1, 2023 Page 2
Page
FirstName LastName
         games and continues to win, tell us if any expense or contra-revenue is recognized with each subsequent entry. To the extent you only recognize the cost of the end-user incentive
         (i.e. as sales and marketing expense or contra revenue) at the point the Bonus Cash is lost in game play, please tell whether revenue related to such Bonus Cash is also only recognized when Bonus Cash is ultimately lost in game play and explain how this is supported in the examples provided in your response. Alternatively, if the cost of Bonus
         Cash is recognized each time it is used in game play, explain how you determine whether to classify such cost as a reduction of revenue or sales and marketing expense when reused to enter subsequent competitions. If you consider the accounting treatment applied to the initially issued Bonus Cash, tell us how you determined that Bonus Cash previously returned as prior winnings is consistent with the initial classification and describe the methodology used to determine such treatment.
2. Please explain the recording of "Due from Developer" in the illustrative examples provided in your response to comment 3 and how the developer's share would be impacted by the illustrative examples. In this regard, your revenue recognition policy states
         that developers    revenue share is calculated solely based upon entry
fees paid by net cash
         deposits received from end-users and end-user incentives are not paid for by game developers.
3. You disclose here that the company is entitled to revenue share based on total entry fees for paid Competition, "regardless of how they are paid," net of end-user prizes and other costs to provide Monetization Services. Please revise here and throughout your filing to clarify that entry fees used to enter paid competitions can include net cash deposits, cash from prior winnings and end-user incentives. Also, specify that end-user incentives such as Bonus Cash used as entry fees can include both newly issued end-user incentives and
         Bonus Cash that had been returned from prior winnings.
Form 10-Q for the Quarterly Period Ended September 30, 2022
Our Financial Model, page 31

4.       We note from your response to prior comment 3 that you are revising statements
         previously made in comments 1 and 3 to your response letters dated September 1, 2022 and December 23, 2022, respectively. You now state that you have the ability to estimate the percentage of prior winnings from Bonus Cash versus new cash deposits included in
         GMV and you provided proposed disclosure for the percentage of 'Prior Winnings' that is Bonus Cash and Cash. Please explain to us how you determine the percentage of 'Prior
         Winnings' that is Bonus Cash versus Cash as provided in footnote (1) of your proposed disclosure. In this regard, in your September 1, 2022 response you stated that you do not actively monitor the extent to which Bonus Cash is used to enter multiple future paid competitions. Additionally, please reconcile for us the percentages of Bonus Cash in
         'Prior winnings' and 'End user incentives' to the amount of end user incentives disclosed in your financial statement footnotes. In this regard, in your correspondence dated
         December 23, 2022 you provided a reconciliation from the 'End user incentives'
 Andrew Paradise
Skillz Inc.
March 1, 2023
Page 3
      percentage of GMV to the amount of end user incentives disclosed in your financial statement notes. Finally, please revise footnote (3) to the table to clarify that 'End user incentives' includes only newly issued incentives.
5. You disclose that for the nine months ended September 30, 2022 prizes consisted of approximately 7% Bonus Cash returned to the winning player from their entry fees, 12%
      cash and less than 1% physical merchandise. Please revise to clarify what these
      percentages correspond to and how they relate, if at all, to    Prior
winnings    as a
      percentage of GMV and the related foonote (1) as disclosed in the tabular presentation included in your response.
      You may contact Joyce, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding these comments.



                                                             Sincerely,
FirstName LastNameAndrew Paradise
                                                             Division of
Corporation Finance
Comapany NameSkillz Inc.
                                                             Office of
Technology
March 1, 2023 Page 3
cc:       Steven J. Gavin, Esq.
FirstName LastName